THIS FIRST SUPPLEMENTAL INDENTURE is entered into as of the 25th day of July, 2018.

BETWEEN:

MEDRELEAF CORP., a corporation amalgamated under the laws of the Province of Ontario (“Amalco”)

AND

AURORA CANNABIS INC.a corporation amalgamated under the laws of the Province of British Columbia (“Aurora”)

AND

TSX TRUST COMPANY, a trust company existing under the laws of Canada (the“Warrant Agent”)

WHEREAS:

A.           MedReleaf Corp., a predecessor corporation of Amalco (the “Original Issuer”), and the Warrant Agent entered into a common share purchase warrant indenture dated as of January 31, 2018 (the “Base Indenture”), providing for the issuance of up to 2,875,000 Warrants in accordance with the terms and conditions of the Base Indenture;

B.            Original Issuer entered into an arrangement agreement dated May 14, 2018, as amended by an amending agreement dated May 24, 2018 (the “Arrangement Agreement”) with Aurora Cannabis Inc. (“Aurora”) whereby Aurora agreed to acquire all of the issued and outstanding common shares in the capital of the Original Issuer by way of a plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) pursuant to the terms of a plan of arrangement (the “Plan of Arrangement”);

C.            The Original Issuer filed articles of arrangement under section 182 of the OBCA and a certificate of arrangement was issued giving effect to the Arrangement as of 12.01 a.m. Eastern Daylight Time (the “Effective Time”) on the date hereof (the “Effective Date”);

D.            In accordance with Section 2.3(d) of the Plan of Arrangement, (i) the Original Issuer amalgamated with 2646282 Ontario Inc., a wholly-owned subsidiary of the Original Issuer (“New MedReleaf”) and continued in existence as one and the same company, being New MedReleaf; and (ii) New MedReleaf subsequently amalgamated with 2645362 Ontario Limited, a wholly-owned subsidiary of Aurora, and continued in existence as one and the same company, being Amalco, effective as of the date hereof;

E.            Pursuant to the Arrangement, shareholders of the Original Issuer received 3.575 common shares of Aurora (the “Share Consideration”) and $0.000001 in cash (the “Cash Consideration”) for each Common Share held at the Effective Time, and where the aggregate Cash Consideration an Original Issuer shareholder was entitled to was less than $0.01, the aggregate Cash Consideration to be paid to such shareholder was rounded up to $0.01;

F.            Section 4.1 of the Plan of Arrangement contemplates that each Warrantholder shall be entitled to receive (and shall accept) upon the exercise of such holder’s Warrants, for the same consideration payable therefor, as reduced by an amount equal to $0.000001 per Common Share, 3.575 common shares of Aurora for each Common Share as more particularly described in Section 4.1 of the Plan of Arrangement;

G.            Section 2.13(4) of the Base Indenture requires that any adjustments in the application of the provisions set forth in Article 2 of the Base Indenture as a result of a Capital Reorganization shall be made by and set forth in an indenture supplemental to the Base Indenture;

H.            Pursuant to Section 7.2 of the Base Indenture, Amalco, as successor, wishes to assume all of the covenants and obligations of the Original Issuer under the Base Indenture, in accordance with the terms thereof;

I.            Aurora has agreed to execute and deliver this First Supplemental Indenture (as defined below) to, among other things, evidence its agreement to deliver, upon the exercise by a holder of a Warrant, in lieu of each Original Issuer Common Share to which such holder was entitled upon exercise, the Share Consideration, at the Exercise Price (as defined below);

J.            The execution and delivery of this first supplemental indenture (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”) have been duly authorized by a resolution of the directors of Amalco and Aurora;

K.            The foregoing recitals are made as statements of fact by Amalco and not by the Warrant Agent;

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Amalco and the Warrant Agent mutually covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions and Interpretation

In this First Supplemental Indenture, except as otherwise defined herein or unless the context otherwise requires, all terms used but not defined herein (including the recitals hereto) shall have the meanings specified in the Base Indenture. This First Supplemental Indenture shall, unless otherwise required, be subject to the interpretation provisions contained in Article 1 of the Base Indenture. When entered into by the parties, this First Supplemental Indenture shall be supplemental to, part of and read together with the Base Indenture as a single instrument, and all of the provisions of the Base Indenture, as supplemented by this First Supplemental Indenture, shall apply to the Warrants.

If any term or provision contained in this First Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Base Indenture, the terms and provisions of the First Supplemental Indenture shall govern.

When used in this First Supplemental Indenture, the following terms shall have the following meanings:

“Amalco” has the meaning set out in the recitals hereto.

“Arrangement” has the meaning set out in the recitals hereto.

“Arrangement Agreement” has the meaning set out in the recitals hereto.

“Aurora” has the meaning set out in the recitals hereto.

“Base Indenture” has the meaning set out in the recitals hereto.

“Cash Consideration” has the meaning set out in the recitals hereto.

“Effective Date” has the meaning set out in the recitals hereto.

“Effective Time” has the meaning set out in the recitals hereto.

“First Supplemental Indenture” has the meaning set out in the recitals hereto.

“Indenture” has the meaning set out in the recitals hereto.

“New MedReleaf” has the meaning set out in the recitals hereto.

“OBCA” has the meaning set out in the recitals hereto.

“Original Issuer” has the meaning set out in the recitals hereto.

“Share Consideration” has the meaning set out in the recitals hereto.

Section 1.2	Amendments to the Base Indenture

(1)

As of and from the date hereof, the Base Indenture is amended by removing the Original Issuer as a party to the Base Indenture and replacing the Original Issuer with its successor, Amalco, along with all changes necessary to give the full and intended effect to this amendment and to ensure consistency in the Base Indenture.

(2)	References to the Original Issuer in the Base Indenture shall be changed to refer to Amalco.

ARTICLE 2
SUCCESSOR ENTITY

Section 2.1	Assumption of Obligations

Amalco hereby covenants and agrees to assume and does assume all the covenants and obligations of the Original Issuer in and to the Base Indenture. Without limiting the generality of the foregoing, from and after the date hereof, the Warrants will be valid and binding obligations of Amalco entitling the holders thereof, as against Amalco, to all rights of Warrantholders under the Base Indenture.

ARTICLE 3
ADJUSTMENT OF EXCHANGE BASIS AND EXERCISE PRICE

Section 3.1	Adjustment of Exchange Basis

In accordance with the Arrangement and Section 2.13(4) and Section 2.13(5) of the Base Indenture, from and after the Effective Time, the Exchange Basis upon which each Warrantholder shall be entitled to receive (and such Warrantholder shall accept) Warrant Shares upon the exercise of such holder’s Warrant, shall be 3.575 common shares of Aurora for each Warrant Share which such Warrantholder would have been entitled to receive on exercise before the Effective Time.

Section 3.2	Adjustment of Exercise Price

In accordance with the Arrangement, from and after the Effective Time, the Exercise Price shall be $34.499999 per Warrant Share with the aggregate exercise price being rounded down to the nearest whole penny.

ARTICLE 4
OBLIGATION OF AURORA TO ISSUE AURORA COMMON SHARES

Section 4.1	Agreement to Issue Shares

Aurora hereby agrees that Aurora will issue and deliver Aurora common shares on behalf of Amalco upon any Warrantholder’s exercise of a Warrant on the basis set out in this First Supplemental Indenture, with the intent and to the extent that any and all such obligations of Amalco in respect of the issuance and delivery of Warrant Shares under the Indenture will be satisfied by the issuance or delivery by Aurora of Aurora common shares on behalf of Amalco.

ARTICLE 5
MISCELLANEOUS PROVISIONS

Section 5.1	Confirmation of Indenture

On the date hereof, the Base Indenture shall be supplemented in accordance with this First Supplemental Indenture, and this First Supplemental Indenture shall form part of the Base Indenture for all purposes, and the holder of every Warrant heretofore or hereafter authenticated and delivered under the Base Indenture shall be bound thereby. The Base Indenture, as supplemented by this First Supplemental Indenture, shall remain in full force and effect and is in all respects ratified and confirmed.

Section 5.2	Specific Amendments

In addition to the amendments set out above, the following specific amendments are made to the following provisions of the Base Indenture:

(a) The definition of Common Shares in Section 1.1 of the Base Indenture shall be replaced in its entirety with the following:

“Common Shares” means, prior to the Effective Time, MedReleaf common shares and, from and after the Effective Time, Aurora common shares;

(b) The definition of Current Market Price in Section 1.1 of the Base Indenture shall be replaced in its entirety with the following:

“Current Market Price” means, at any date, the volume weighted average price per share at which the Common Shares have traded:

(i) on the TSX;

(ii) if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the board of directors of the Company, acting reasonably; or

(iii) if the Common Shares are not listed on any stock exchange, on any over the counter market on which the Common Shares are trading, as may be selected for this purpose by the board of directors of the Company, acting reasonably, during the 20 consecutive Trading Days (on each of which at least 100 Common Shares are traded in board lots) ending the third Trading Day before such date and the volume weighted average price shall be determined by (i) dividing the aggregate sale price of all Original Issuer Common Shares sold in board lots on the exchange or market, as the case may be, during the Trading Days that occurred before the Effective Date after giving effect to the Exchange Basis of 3.575 Aurora common shares for each original Common Share by the number of Common Shares sold on said exchange or market, and (ii) dividing the aggregate sale price of all Aurora common shares sold in board lots on the exchange or market, as the case may be, during the Trading Days that occurred on and after the Effective Date by the number of Aurora common shares sold on such exchange or market, or (iii) if not traded on any recognized market or exchange, as determined by the directors of Aurora, acting reasonably;

(c) Section 9.1(1)(a) of the Base Indenture will be read as follows:

(a) If to Amalco, to:

MEDRELEAF CORP.
1500-1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5

Attention: Glen Ibbot
Email: glen@auroramj.com

with a copy to (which shall not constitute notice):

Attention:	Jillian Swainson, General Counsel
Email:	Jill@auroramj.com

and

MCMILLAN LLP

1500-1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

Attention: Desmond Balakrishnan
Email: Desmond.Balakrishnan@mcmillan.ca

Section 5.3	Acceptance of Duties

The Warrant Agent hereby accepts the terms of this First Supplemental Indenture and the modifications of the terms under Base Indenture as declared and provided for herein, and the Warrant Agent agrees to perform the same upon the terms and conditions of the Indenture, as amended hereby, as agent for the various persons who shall from time to time be Warrantholders.

Section 5.4	Counterparts and Formal Date

This First Supplemental Indenture shall be effective as of the date and year first set forth above. This First Supplemental Indenture may be executed in several counterparts, each of which when so executed, shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this First Supplemental Indenture by a party hereto by facsimile transmission or PDF shall be as effective as the delivery of a manually executed copy of this First Supplemental Indenture by such party.

Section 5.5	Applicable Law

This First Supplemental Indenture shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

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IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Indenture as of the day and year first written above.

MEDRELEAF CORP.
Per:	“Igor Gimelshtein”
Authorized Signatory

TSX TRUST COMPANY
Per:	“Janet Shodipo”
Authorized Signatory

Per:	“Donald Crawford”
Authorized Signatory

(Signature Page to First Supplemental Indenture)

AURORA CANNABIS INC.

Per:	“Terry Booth”
Authorized Signatory

(Signature Page to First Supplemental Indenture)